Exhibit 99.4

Notice of Annual Meeting and Notice of Availability of Meeting Materials

You are receiving this notice as a non-registered (beneficial) shareholder of Cenovus Energy Inc. (“Cenovus” or the “Corporation”). Cenovus has decided to use notice and access to deliver materials to shareholders in connection with its 2021 annual meeting of shareholders (the “Annual Meeting”). As such, the Corporation is providing you with electronic access to its Management Information Circular dated March 15, 2021 (the “Management Information Circular”) and the Corporation’s 2020 Annual Report (which includes its audited consolidated financial statements for the fiscal year ended December 31, 2020 and related management’s discussion and analysis), instead of mailing paper copies, as permitted by Canadian securities regulators. You will receive a voting instruction form with this notice so you can vote your shares.

Notice and access is a more environmentally friendly and cost effective way to deliver the Management Information Circular and 2020 Annual Report (collectively, the “Meeting Materials”), as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Notice is hereby given that the Annual Meeting of Cenovus will be held:
When: May 12, 2021 1:00 p.m. (Calgary time)	Where: Virtual https://web.lumiagm.com/445299876

for the following purposes, as further described in the “Business of the Meeting” section of the Management Information Circular and other applicable sections listed below:

1.	To receive the consolidated financial statements of Cenovus, together with the auditor’s report thereon, for the year ended December 31, 2020.

2.	To appoint the auditor of the Corporation.

3.	To elect directors of the Corporation.

4.	To amend and reconfirm the Corporation’s Shareholder Rights Plan as described in the accompanying Management Information Circular.

5.

To approve a non-binding advisory shareholder resolution on the Corporation’s approach to executive compensation. See also the “Compensation Discussion and Analysis” section of the Management Information Circular.

6.	To transact such other business as may properly be brought before the meeting or any adjournments thereof.

How to Request a Paper Copy of the Meeting Materials

Non-registered (beneficial) shareholders may request to receive a paper copy of the Meeting Materials by mail at no cost for up to one year from the date the Meeting Materials were filed on SEDAR, by using the following methods and entering the 16-digit control number located on the voting instruction form provided to you and following the instructions:

Online at www.proxyvote.com

By telephone toll free at 1-877-907-7643 (within North America) or 1-905-507-5450 (outside North America).

If you do not have a control number, please call toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America. A paper copy will be sent to you within three business days of receiving your request.

If you do request a paper copy, please note that you will not receive another voting instruction form; please retain your current voting instruction form for voting purposes.

To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Monday, April 26, 2021.

Cenovus will only provide paper copies of the Meeting Materials to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed voting instruction form and summarized below:

Internet:	www.proxyvote.com

Telephone:	1-800-474-7493 (English) or 1-800-474-7501 (French)

Mail:	Data Processing Centre P.O. Box 3700, Stn Industrial Park Markham ON, L3R 9Z9

Proxies must be received by Cenovus by 1:00 pm Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. As you are a non-registered (beneficial) shareholder, your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted you should ensure your voting instruction form is submitted within the timeline provided for on such voting instruction form.

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

The Meeting Materials and other relevant materials are available at:

www.cenovus.com/annual-meeting-materials or www.sedar.com

If you have any questions about notice and access, please call toll free within North America at

1-844-916-0609 (English) or 1-844-973-0593 (French). If dialing from outside North America please dial 1-303-562-9305 (English) or 1-303-562-9306 (French).